                                                                                        Exhibit 11
                                   GTE CORPORATION AND SUBSIDIARIES
                               CALCULATION OF EARNINGS PER COMMON SHARE
                                                     Three Months Ended            Nine Months Ended
                                                        September 30                  September 30
                                                     1996          1995           1996           1995
                                                                      (In Thousands)
  Consolidated net income                           $755,978     $694,810     $2,014,067     $1,818,983

  Adjustments to net income:
  Add - Preferred dividend requirements on
          dilutive convertible preferred stocks         -             134            -              403
        Interest expense, net of tax
          effect, on employees' stock plans              900          675           1,713         1,277
            Total adjustments                            900          809           1,713         1,680

  Adjusted consolidated net income                  $756,878     $695,619      $2,015,780    $1,820,663

  Average common shares                              965,498      970,243         970,574       968,934

  Adjustments to common shares:
  Add - Dilutive convertible preferred stocks           -             513            -              523
        Employees' stock and stock option plans        4,617        4,104           3,994         3,934
            Total adjustments                          4,617        4,617           3,994         4,457

  Adjusted average common shares                     970,115      974,860         974,568       973,391

  EARNINGS PER COMMON SHARE:
     Primary (1)                                        $.78         $.72           $2.07         $1.88

     Fully diluted (2)                                  $.78         $.71           $2.07         $1.87

  (1)  Computed by dividing consolidated net income for the periods by the average common shares outstanding.  Common stock equivalents are excluded from this computation since they do not have a 3% dilutive effect.

  (2)  Computed assuming conversion or exercise of those preferred stocks and stock plans that would have a dilutive effect.

       (a)  Average common shares outstanding are adjusted to reflect the shares which would be issued upon conversion of preferred stocks using the "if converted" method.
            Equivalent common shares to be added to average shares for the employees' stock plans, stock ownership plans and stock options are computed according to the
            "treasury stock" method.

       (b)  Consolidated net income for the periods is adjusted to reflect the increase in income for the preferred dividends declared for the periods on the convertible preferred stocks and the interest accrued, net of tax effect, on funds received from installments under the employees' stock plans.
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